UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For the month of October 2019
Commission File Number: 001-32199
SFL Corporation Ltd.
--------------------------------------------------------------------------------
(Translation of registrant's name into English)
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Effective as of October 28, 2019, Mr. Harald Thorstein has resigned as a director of SFL Corporation Ltd. (the “Company”). The board of directors of the Company has appointed Mr. Ole B. Hjertaker, the Company’s principal executive officer, as a director to fill the vacancy created by Mr. Thorstein’s resignation. The biographical information of Mr. Hjertaker is included below.

Ole B. Hjertaker has served SFL Management AS as Chief Executive Officer since July 2009, prior to which he served as Chief Financial Officer from September 2006. Mr. Hjertaker also served SFL Management AS as Interim Chief Financial Officer between July 2009 and January 2011. Prior to joining Ship Finance, Mr. Hjertaker was employed in the Corporate Finance division of DNB NOR Markets, a leading shipping and offshore bank. Mr. Hjertaker has extensive corporate and investment banking experience, mainly within the maritime/transportation industries, and holds a Master of Science degree from the Norwegian School of Economics and Business Administration. Mr. Hjertaker also serves as a director of NorAm Drilling Company AS, or NorAm Drilling.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-213783), filed with the U.S. Securities and Exchange Commission on September 26, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SFL CORPORATION LTD.

Date: October 30, 2019
	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Chief Executive Officer Ship Finance Management AS (Principal Executive Officer)